Property Solutions Acquisition Corp. II

654 Madison Avenue, Suite 1009

New York, NY 10065

March 2, 2021

VIA EDGAR

Anuja A. Majmudar

Office of Energy & Transportation

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Property Solutions Acquisition Corp. II
Acceleration Request for Registration Statement on Form S-1
File No. 333-252763

	Requested Date:	March 3, 2021
	Requested Time:	4:00 p.m. Eastern Time

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Property Solutions Acquisition Corp. II (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 3, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Daniel Espinoza at (650) 752-3152. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Daniel Espinoza, by email at despinoza@goodwinlaw.com.

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If you have any questions regarding this request, please contact Daniel Espinoza of Goodwin Procter LLP at (650) 752-3152.

Sincerely,

Property Solutions Acquisition Corp. II

/s/ Jordan Vogel
Jordan Vogel
Co-Chief Executive Officer

cc:	Aaron Feldman, Co-Chief Executive Officer, Property Solutions Acquisition Corp. II
Jocelyn Arel, Goodwin Procter LLP
Audrey Leigh, Goodwin Procter LLP
Dan Espinoza, Goodwin Procter LLP